EXHIBIT 1.1
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The  Stock  Exchange  of Hong Kong  Limited  takes no  responsibility  for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

To the extent the offers referred to in this announcement are being made into the United States, they are being made directly by the Offeror. References in this announcement to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.


                                                       [GRAPHIC OMITTED]
                                                    [ASIASAT COMPANY LOGO]

      ASIACO ACQUISITION LTD.                 ASIA SATELLITE TELECOMMUNICATIONS
(formerly named Modernday Limited)                    HOLDINGS LIMITED
(Incorporated in the British Virgin              [CHINESE CHARACTERS OMITTED]
Islands with limited liability with             (Incorporated in Bermuda with
    registered number 1373477)                          limited liability)


                              JOINT ANNOUNCEMENT

                           PROPOSED PRIVATISATION OF
              ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          BY ASIACO ACQUISITION LTD.
                       BY WAY OF A SCHEME OF ARRANGEMENT
               UNDER SECTION 99 OF THE COMPANIES ACT OF BERMUDA

                 DELAY IN THE DESPATCH OF SCHEME DOCUMENT AND
                           LETTER TO OPTIONHOLDERS
                               AND DELAY IN THE
       DESPATCH OF THE DOCUMENTATION RELATING TO THE POSSIBLE MGO OFFERS

                    Financial Adviser to AsiaCo Acquisition
                 Ltd. Morgan Stanley Dean Witter Asia Limited

                               [GRAPHIC OMITTED]
                        [MORGAN STANLEY COMPANY LOGO]


      Independent Financial Adviser to the Independent Board Committee of
              Asia Satellite Telecommunications Holdings Limited
                      CLSA Equity Capital Markets Limited

                               [GRAPHIC OMITTED]
                             [CLSA COMPANY LOGO]

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   Delay in the despatch of Scheme Document and Letter to Optionholders

   Pursuant to Rule 8.2 of the Takeovers Code, the Scheme Document should be sent to the Scheme Shareholders on or before 6 March 2007. The despatch of the Scheme Document has been delayed, however, due to the additional time required for finalising the Scheme Document, including incorporating AsiaSat's final results for the year ended 31 December 2006, and fixing court hearing dates. The Company and the Offeror will jointly make an application to the Executive for an extension of time for the despatch of the Scheme Document and Letter to Optionholders to on or before Monday, 19 March 2007.

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   Delay in the  despatch  of the  formal  documentation  in respect of the
   Possible MGO Offers

   Where  the  Transfer  completes  and all  the  other  conditions  to the
   Proposals are either satisfied or waived, the Scheme will become effective and all Scheme Shares will be acquired by the Offeror at the Share Offer Price, which will be HK$18.30, being approximately 14.4 per cent. higher than the Possible MGO Share Offer Price. In such circumstance, the substance of the obligations that would arise under the Possible MGO Offers will have been satisfied and it would therefore be redundant to despatch the formal offer documentation in respect of the Possible MGO Offers. The Offeror will therefore make an application pursuant to Rule 8.2 of the Takeovers Code that the despatch of the formal documentation in respect of the Possible MGO Offers be delayed to on or before Wednesday, 2 May 2007, being a date after the anticipated date of the Court Meeting to be held for consideration of the Scheme.

   Conditions of the Share Proposal and the Option Proposal

   AsiaSat Shareholders, ADS Holders, Optionholders and/or potential investors in AsiaSat should be aware that the implementation of the Proposals is subject to the satisfaction or waiver, as applicable, of the conditions as detailed in the Joint Announcement (as defined below), and so the Proposals may or may not become effective.

   AsiaSat  Shareholders,   ADS  Holders,  Optionholders  and/or  potential
   investors in AsiaSat are advised to exercise caution when dealing in AsiaSat Shares, ADSs and/or Options.

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Reference  is made to the joint  announcement  by the  Offeror and the Company dated 13 February 2007 ("Joint Announcement '). In the Joint Announcement it was announced that the Offeror requested the Board to put forward the Share Proposal to the Scheme Shareholders for cancellation of the Scheme Shares to effect the privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act and informed the Board that it will make the Option Proposal to Optionholders for the cancellation of Outstanding Options in exchange for cash.

Terms defined in the Joint Announcement shall have the same meanings when used in this announcement unless the context otherwise requires.


DESPATCH OF THE SCHEME DOCUMENT AND LETTER TO OPTIONHOLDERS

Pursuant to Rule 8.2 of the Takeovers Code, the Scheme Document should be sent to the Scheme Shareholders on or before 6 March 2007. The despatch of the Scheme Document has been delayed, however, due to the additional time required for finalising the Scheme Document, including incorporating AsiaSat's final results for the year ended 31 December 2006 and fixing court hearing dates. The Company and the Offeror will jointly make an application to the Executive for an extension of time for the despatch of the Scheme Document and Letter to Optionholders to on or before Monday, 19 March 2007.

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DESPATCH OF THE FORMAL DOCUMENTATION IN RESPECT OF THE POSSIBLE MGO OFFERS

Pursuant to Rule 8.2, the formal documentation in respect of the Possible MGO Offers should be despatched to AsiaSat Shareholders on or before 6 March 2007. As stated in the Joint Announcement, where the Transfer completes and all the other conditions to the Proposals are either satisfied or waived, the Scheme will become effective and all Scheme Shares will be acquired by the Offeror at the Share Offer Price, which will be HK$18.30, being approximately 14.4 per cent. higher than the Possible MGO Share Offer Price. In such circumstance, the substance of the obligations that would arise under the Possible MGO Offers will have been satisfied and it would therefore be redundant to despatch the formal offer documentation in respect of the Possible MGO Offers.

The Offeror will therefore make an application to the Executive pursuant to Rule 8.2 of the Takeovers Code for and extension of time to the despatch of the formal documentation in respect of the Possible MGO Offers to on or before Wednesday, 2 May 2007, being a date after the anticipated date of the Court Meeting to be held for consideration of the Scheme.

AsiaSat Shareholders, ADS Holders, Optionholders and/or potential investors in AsiaSat should be aware that the implementation of the Proposals is subject to the satisfaction or waiver of the conditions as detailed in the Joint Announcement and therefore the Proposals may or may not become effective. They are advised to exercise caution when dealing in AsiaSat Shares, ADSs and/or Options.

The Offeror and AsiaSat hereby remind their respective associates of the dealing restrictions under the Takeovers Code and to disclose their permitted dealings, if any, in any securities of AsiaSat.


 By order of the board of directors                By order of the Board
       ASIACO ACQUISITION LTD.              ASIA SATELLITE TELECOMMUNICATIONS
                                                     HOLDINGS LIMITED


Mi Zeng Xin and Ronald J. Herman, Jr.                 Peter Jackson
           Directors                               Chief Executive Officer



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Hong Kong, 6 March 2007

As at the date of this announcement, the board of directors of the Offeror comprises Mi Zeng Xin, Ronald J. Herman, Jr., Ju Wei Min, Ko Fai Wong, Nancy Ku and Mark Chen.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the AsiaSat Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than as specified above) have been arrived at after due and careful consideration and there are no facts (other than those relating to the AsiaSat Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the AsiaSat Board comprises Peter Jackson and William Wade as executive directors, Mi Zeng Xin, Romain Bausch, Cynthia Dickins, Ding Yu Cheng, Mark Rigolle, Ju Wei Min and Ko Fai Wong as non-executive directors, and Chen Kwan Yiu Edward, Sze Tsai To Robert and James Watkins as independent non-executive directors.

The directors of AsiaSat jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (in relation to the information relating to the AsiaSat Group only) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (in relation to the information relating to the AsiaSat Group only) have been arrived at after due and careful consideration and there are no facts (in relation to the information relating to the AsiaSat Group only) not contained in this announcement, the omission of which would make any statements in this announcement misleading.


Please  also  refer  to the  published  version  of this  announcement  in The
Standard.